



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

No Act
12-31-02



03016632

February 28, 2003

Charles T. Haag
Jones, Day, Reavis & Pogue
51 Louisiana Avenue, N.W.
Washington, DC 20001-2113

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

Re: Eastman Kodak Company
Incoming letter dated December 31, 2002

Dear Mr. Haag:

This is in response to your letter dated December 31, 2002 concerning the shareholder proposal submitted to Eastman Kodak by the Plumbers and Pipefitters National Pension Fund. We also have received a letter on the proponent's behalf dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Jean M. Kelly
O'Donoghue & O'Donoghue
4748 Wisconsin Avenue, N.W.
Washington, DC 20016

JONES, DAY, REAVIS & POGUE

51 LOUISIANA AVENUE, N.W.

WASHINGTON, D.C. 20001-2113

TELEPHONE: 202-879-3939 • FACSIMILE: 202-626-1700

WRITER'S DIRECT NUMBER:

December 31, 2002

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Eastman Kodak Company
Shareholder Proposal of Plumbers & Pipefitters National Pension Fund

Ladies and Gentlemen:

On behalf of Eastman Kodak Company, a New Jersey corporation (the ***"Company"***), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby request confirmation that the staff members of the Division of Corporation Finance (the ***"Staff"***) will not recommend any enforcement action to the United States Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal and supporting statement (the ***"Proposal"***) submitted by the Plumbers & Pipefitters National Pension Fund (the ***"Proponent"***) from the Company's proxy statement relating to its 2003 Annual Meeting of Shareholders (the ***"2003 Annual Meeting"***). The Proposal requests that the Company's board of directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance based.

As discussed below, the Company believes that the Proposal may be omitted from the Company's proxy materials for the 2003 Annual Meeting because (i) the implementation of the Proposal would result in a violation of the Commission's proxy rules and thus may be properly excluded pursuant to Rule 14a-8(i)(3) and (ii) under Rule 14a-8(i)(6) the Company lacks the power and authority to implement the Proposal.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter.

A. The Proposal

The Proposal requests that the Company's board of directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance based. For purposes of the resolution, a stock option is performance based if its exercise price is linked to an industry performance index associated with the peer group companies used for stock price comparisons in the Company's proxy statement.

B. Reasons for Exclusion of the Proposal

1. Rule 14a-8(i)(3) (Violation of proxy rules)

Rule 14a-8(i)(3) allows a company to exclude proposals and supporting materials that are contrary to the Commission's proxy rules. The Proposal must be omitted from the proxy materials because it is contrary to Rule 14a-8 and is false and misleading in violation of Rule 14a-9.

The Proposal is misleading in that it suggests a broad standard (performance based), but attempts to impose the indexing of stock options on the board of directors. This could mislead shareholders into thinking that indexing based on the performance of the Company's peer group is what the directors have determined to be performance based.

The Proposal contains false and misleading statements and makes material omissions in violation of Rule 14a-9. The Proposal does not consider or discuss the income tax or financial accounting ramifications of having the stock option exercise price potentially be less than the fair market value of the stock on the date of grant. Internal Revenue Code § 162(m) limits the deductibility of compensation expense over one million dollars paid to certain executives. Specific performance-based compensation meeting IRS criteria is excluded from the calculation to determine whether the one million dollar cap has been exceeded. To the extent that the exercise price of a stock option is less than the fair market value of the stock on the date of the grant of the stock option, compensation arising from the exercise would not qualify as performance-based compensation. Therefore, the compensation arising from exercise would be includable as compensation subject to the limits on deductibility. The Proposal is misleading in that it makes no mention of the impact on deductibility for tax purposes of compensation expense arising from stock option exercises by senior executives.

Accounting Principles Board Opinion No. 25 and FASB Interpretations No. 44 provide the accounting and financial reporting guidance relative to stock options. The measurement date for determining compensation costs for stock options is the first date on which both of the following are known: (1) the number of shares that an individual employee is entitled to receive; and (2) the stock option price. Assuming that the applicable stock option plans could be modified in such a way to allow the exercise price of senior executives' stock options to be indexed in accordance with the Proposal, the Company would have to re-measure the compensation cost related to these stock options at each quarterly financial reporting period and recognize that expense over the period the employee performs the related services. To the extent that the exercise price of a stock option is less than the fair market value of the stock option on the date of the grant of the stock option, compensation arising from the exercise would not be based on future performance and the expense would have to be recognized on the date of grant. Current financial reporting requirements for stock options do not require the associated compensation expense to be included in net earnings if the exercise price equals or exceeds the underlying stock's fair market value on the date of the grant. The Proposal misleadingly makes no mention of the impact of the additional compensation expense that might have to be recognized in the income statement arising from indexing stock options as set forth in the Proposal.

The supporting statement states "stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance." The point of this comment is not clear and it is just an opinion.

The Proposal does not suggest any of the particulars for indexing the Company's stock options. The Proposal does not state what index the Proponent intends for the Company to use. The Proposal neither describes who is intended by the term "senior executives" nor when those persons achieve that status. Using the standard for executive officers named in the proxy statement would not work, because those persons are determined based on their prior year's compensation. Retroactive determination of a person as a senior executive would result in the Company needing to attempt in violation of law the unilateral modification of contractual obligations (the existing stock options) once a person achieved "senior executive" status (excludable under Rule 14-a(8)(i)(2)). The Proposal also does not indicate (i) how the exercise price would be determined in the first place, (ii) how the exercise price would be adjusted by changes to the index in the future and (iii) at what intervals the exercise price would be adjusted.

The supporting statement provides, "[i]ndexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is untrue. While an index could be composed of a company's primary competitors, it could also be tied to other market indices, interest rates, the consumer price index, etc.

As illustrated above, the Proposal is so vague and indefinite as to prevent shareholders from knowing what they were voting on and the board of directors could not know what it was being asked to do to implement the Proposal. Thus, it can be excluded pursuant to Rule 14a-8(i)(3). See Exxon Corporation (Jan. 29, 1992).

The Staff has held that the lack of a means or procedure for implementing a proposal may render it "so vague and indefinite . . . that neither shareholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what actions or measures would be entailed in the event the proposal were to be implemented." Commonwealth Energy System (Feb. 27, 1989).

Rather than being a thoughtful proposal crafted to address a genuine shareholder concern relevant to the Company, the Proposal appears to be a generic proposal prepared for wide distribution with no concern as to its applicability to the Company, how it could be implemented if adopted by the board of directors or the income tax and financial accounting consequences of its implementation.

2. Rule 14a-8(i)(6) (Absence of power/authority)

Under Rule 14a-8(i)(6), a proposal is excludable if the Company lacks the power or authority to implement the proposal.

The Proposal would violate the provisions of the Company's 1997 Stock Option Plan (the ***"1997 Plan"***) under which stock options are granted. Section 7.2 of the 1997 Plan requires that the exercise price of each option not be less than 100% of the fair market value of the Company's common stock on the date of the grant. Thus, a plan amendment would be necessary to implement the Proposal. However, the rules of the New York Stock Exchange, on which the Company's common stock is listed, will require that any material amendment to a stock option plan that changes the minimum exercise price of an option be approved by the shareholders. Since shareholder action will be required, the Company lacks the power to implement the Proposal.

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

C. Conclusion

On the basis of the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy materials for the 2003 Annual Meeting. Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the Staff. Based on the Company's timetable for the 2003 Annual Meeting, a response from the Staff by February 7, 2003 would be of great assistance.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing the Proponent of the Company's intention not to include the Proposal in its proxy materials for the 2003 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (202) 879-3939.

Respectfully submitted,

Charles T. Haag

cc: Mr. William Sweeney (via Federal Express)
Administrator
Plumbers and Pipefitters National Pension Plan
103 Oronoco Street
Alexandria, VA 22314

PLUMBERS & PIPEFITTERS NATIONAL PENSION FUND

103 Oronoco Street, Alexandria, Virginia 22314-2015 · (703) 739-9020 · Fax (703) 739-9017

ADMINISTRATOR: WILLIAM T. SWEENEY, JR.

November 5, 2002

Ms. Joyce P. Haag
Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218
FAX: 585-724-0663

Dear Ms. Haag:

I hereby submit on behalf of the Plumbers and Pipefitters National Pension Fund the enclosed shareholder proposal for inclusion in the Company's proxy statement to be sent to the Company's shareholders in conjunction with the 2003 annual meeting.

A letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of Eastman Kodak stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate at a later date a representative to present the proposal at the 2003 annual meeting. Please call me with any questions.

Sincerely,

William Sweeney
Administrator

Indexed Options Proposal

Resolved, that the shareholders of Eastman Kodak (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

National City.

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

November 8, 2002

Ms. Joyce P. Haag
Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Re: Eastman Kodak holdings in the Plumbers & Pipefitters National Pension Fund

Dear Ms. Haag:

As Custodian for the Plumbers & Pipefitters National Pension Fund, National City is reporting that as of close of business 11/07/02 the Fund held 15,400.000 units of Eastman Kodak. Our records indicate that the Fund has held shares of Eastman Kodak for at least twenty-one months with a balance of 31,900.000 units effective with the first purchase made on 02/20/01.

If at this time there are any other questions or concerns regarding this matters, please feel free to contact me at (216) 222-9587.

Sincerely,

Gary Cantrell
Vice President

LAW OFFICES

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4748 WISCONSIN AVENUE, NW
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(202) 362-0041
FAX (202) 362-2640

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(301) 251-0929

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(215) 629-4970



January 17, 2003

VIA FACSIMILE AND HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Plumbers and Pipefitters National Pension Fund for inclusion in the Eastman Kodak 2003 Proxy Statement

Ladies and Gentlemen:

We represent the Plumbers and Pipefitters National Pension Plan (the "Proponent" or "Plan") which has submitted a shareholder proposal (the "Proposal") to Eastman Kodak Company ("Eastman Kodak" or the "Company") for inclusion in the proxy materials for Eastman Kodak's 2003 annual shareholders meeting (the "2003 Annual Meeting"). This letter is submitted in response to Eastman Kodak's request, dated December 31, 2002 for a No-Action Letter permitting Eastman Kodak to exclude the Proposal from the Proxy Statement for the 2003 Annual Meeting.

The Proposal

The instant Proposal requests that the Board of Directors of Eastman Kodak "adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based." The Proposal further explains that for "the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level."

THERE IS NO MERIT TO THE ASSERTION THAT THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) ON THE GROUND THAT IT CONTAINS MATERIALLY FALSE OR MISLEADING STATEMENTS.

The Proposal is an attempt to change broad-based policy regarding executive stock option grants. By urging the Company to replace their current executive stock option grants – which reward executives for a rise in the general stock market - the Proponent hopes to effectuate a change of policy that will result in executives being rewarded for high performance rather than mere market fluctuations. While the very purpose of shareholder proposals, like this one, is to raise broad policy concerns, the Company's arguments suggest that the Proposal is excludable because it fails to spell-out an exact method for implementing the suggested change and because it does not address the income tax and accounting ramifications of the proposal. These assertions run afoul of the purpose of shareholder proposals and should not be the basis for excluding the Proposal from the Company's 2003 Proxy Statement.

The Company's contention that the Proposal could mislead shareholders into thinking that indexing based on the performance of the Company's peer group is what directors have determined to be performance based[1], is refuted by the Proposal language itself. The Resolved section of the Proposal states that the shareholders request a performance-based executive compensation policy – and then defines what it believes to be performance-based by stating:

> "[f]or purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceed the peer group performance level."

The inclusion of this definition of "performance based" in the context of the Proposal makes it clear that this is the standard *requested in the Proposal.* This portion of the Proposal is straightforward and provides clarity, it cannot be considered "misleading."

Additionally, the Company's assertion that the Proposal can be excluded because it fails to discuss every possible tax and accounting ramification[2] is unpersuasive. The Commission requires that a shareholder proposal not exceed 500 words. This means that the proposal must be both informative and concise. Furthermore, there is no requirement that the Proposal spend an allotted amount of words articulating a company's possible arguments for excluding the Proposal. None of the decisions cited by the Company suggest that a proponent has a duty to address every argument that could be raised by the Company in its No-Action Letter Request.

---

[1] See page 2 of the Company's Letter.
[2] See pages 2 and 3 of the Company's Letter.

Likewise, the Company's argument that we fail to suggest the particulars for indexing the Company's stock options[3] falls short for the same reason. As shareholders, we leave it to the Company to micromanage the implementation of the policy change, the intended purpose of the Proposal being to get a precatory vote on a broad-based policy issue. While Rule 14a-8(i)(7) is not a basis for the Company's No-Action Letter Request, the Ordinary Business Rule and its application by the Commission provides guidance on micromanagment by shareholders. Rule 14a-8(i)(7) permits a company to omit a proposal if its subject matter relates to the company's ordinary business operations." Exchange Act Release No. 40,018 (avail. May 21, 1998). One of the considerations in applying this rule is the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." By this Rule and the subsequent application of it, *see, T. Rowe Price Group, Inc.*, Dec. 27, 2002; *Federated Department Stores, Inc.* March 27, 2002, the Commissions objection to the micromanagement by shareholders is apparent. Issues like who qualifies as "senior executives" is just such an issue that would fall into the category of micromanagement, and is properly left to the Company to determine. Again, the purpose of the Proposal is to suggest and encourage broad-based policy changes that will improve corporate governance and result in a better investment to shareholders.

The Company also takes issue with the supporting statement "stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than for extraordinary company performance[4]" Despite the Company's contention, the purpose of this comment could not be any clearer. The sentence is preceded by "we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals." The obvious intent of the statement is to stress that we support performance-based executive compensation policies and that we do not and cannot support those policies that are not performance-based and which reward executives for market fluctuations rather than extraordinary company performance. The fact that the point is prefaced with "we support" makes clear that the preference for performance-based policies is an opinion, and perfectly acceptable to include in the Proposal.

Lastly, while the Company may be correct in its assertion that an indexed stock option could be tied to market indices other than a company's primary competitors[5] – the Proposal states definitively that for the purpose of the resolution – performance based options are defined as being indexed or linked to an industry peer group stock performance. Taken in context, the statement "indexed stock options are options whose exercise price moves with an appropriate

---

[3] See page 3 of the Company's Letter.
[4] See page 3 of Company's Letter.
[5] See page 3 of Company's Letter.

peer group index composed of a company's primary competitors" is an accurate statement and not "untrue" as the Company asserts.

For the foregoing reasons the Proposal should not be excluded from the Company's Proxy Statement for the 2003 Annual Meeting on the basis of being vague or indefinite pursuant to Rule 14a-8(i)(3).

THERE IS NO MERIT TO THE ASSERTION THAT THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) ON THE GROUND THAT THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

The Company contends that it lacks the power or authority to implement the Proposal. It states that the Proposal would violate provisions of the Company's 1997 Stock Option Plan since the Plan requires that the exercise price of each option not be less than 100% of the fair market value of the Company's common stock on the date of the grant. The very first paragraph of the Proposal specifically states that it applies to "future stock option grants." An identical proposal was at issue in *Halliburton*, January 31, 2001. Citing similar language in its stock option plan Halliburton requested exclusion of the Proposal on the very same basis as Eastman Kodak and claimed that since shareholder action would be required to change the minimum exercise price of an option, the company lacked power to implement the proposal. There, both the Proposal and the basis for exclusion were almost identical to Eastman Kodak's and the Commission refused to exclude the Proposal on 14a-8(i)(6) grounds. Likewise, the Fund's Proposal should not be excluded on the basis of Rule 14a-8(i)(6) in this case.

Conclusion

We respectfully submit that the Company has not met its burden of demonstrating that the Fund's Proposal should be excluded in the Proxy Statement for Eastman Kodak's 2003 Annual Meeting and ask that the Commission deny Eastman Kodak's request for a No-Action Letter.
In accordance with Commission Rule 14a–8(j), the undersigned hereby files six copies of this letter with the SEC. A copy of this letter is concurrently being forwarded to Charles T. Haag, counsel for Eastman Kodak.

Please contact the undersigned with any questions.

Respectfully submitted,

Jean M. Kelly

JMK:nw

cc:

Sean O'Ryan
Greg Kinczewski
Financial Investors Trust
Joyce A. Mader

100361_1.DOC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated December 31, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Eastman Kodak may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion; and
- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . company's primary competitors" to indicate that the statement is referring to only one type of "indexed stock options."

Accordingly, unless the proponent provides Eastman Kodak with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Eastman Kodak omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Eastman Kodak may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Eastman Kodak may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Gail A. Pierce
Attorney-Advisor